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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47639

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **The Leaders Group, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

475 Springfield Ave

(No. and Street)

Summit	**NJ**	**07901**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sean Wickersham	**303-797-9080**	**sean@leadersgroup.net**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cherry Bekaert LLP

(Name – if individual, state last, first, and middle name)

3800 Glenwood Avenue, Suite 900	**Raleigh**	**NC**	**27612**
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	**349**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Sean D. Wickersham_, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _The Leaders Group, Inc._, as of _12/31_, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SAMANTHA BOEHM
Notary Public, State of New Jersey
My Commission Expires Sep 10, 2029

Signature: _____

Title: **President**

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

THE LEADERS GROUP, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

This report is filed in accordance with Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

The Leaders Group, Inc.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
The Leaders Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Leaders Group, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cherry Bekaert LLP

We have served as The Leaders Group, Inc.'s auditor since 2025.

Denver, Colorado
February 24, 2026

The Leaders Group, Inc.

STATEMENT OF FINANCIAL CONDITION

		December 31, 2025
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	16,454,339
Clearing deposit		50,000
Commissions receivables (net of $15,900 allowance for doubtful accounts)		2,769,063
Prepaid expenses and other assets		1,708,040
Total current assets		20,981,442
PROPERTY AND EQUIPMENT		
Furniture, fixtures and other		76,028
Accumulated depreciation		(37,600)
		38,428
OTHER ASSETS		
Deposits and other assets		85,989
Total other assets		124,417
Total assets	$	21,105,859
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts payable	$	4,851,437
Commission payable		3,364,903
Other current liabilities		3,335,255
Total current liabilities		11,551,595
COMMITMENTS AND CONTINGENCIES (NOTE C)		
STOCKHOLDER'S EQUITY		
Common stock, $.1 par value; 20,000 shares authorized;		
10,250 shares issues and outstanding		1,025
Additional paid-in capital		12,975
Retained earnings		9,540,264
Total Stockholder's Equity		9,554,264
Total Liabilities and Stockholder's Equity	$	21,105,859

The accompanying notes are an integral part of the Statements.

The Leaders Group, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2025

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Leaders Group, Inc. ("TLG" or the "Company") was incorporated under the laws of the State of Delaware in 1994. TLG was formed to provide turn-key broker-dealer and back-office support for financial services professionals.

On August 1, 2023 Simplicity Financial Marketing Holdings, Inc. purchased 100% of the Company's stock.

In accordance with regulations under the Securities Exchange Act of 1934, TLG is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. This is a self-regulating body formed by the industry to protect its members and the investing public.

The Company is engaged in a single line of business as a securities broker-dealer, comprising of agency transactions. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1.   Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make certain estimates and assumptions that affect the reported amounts of the assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

2.   Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all cash and demand deposits to be cash and cash equivalents.

3.   Property and Equipment

Property and equipment are stated at cost and acquisitions are capitalized if the purchase price exceeds the Company's capitalization threshold of $5,000. Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over the estimated useful service lives. For leasehold improvements, amortization is provided over the lesser of the useful service life of the asset or the term of the lease.

A summary of the investment in property and equipment as of December 31, 2025, net of accumulated depreciation, is as follows:

	2025
Furniture and Fixtures	$ 31,944
Leasehold Improvements	5,968
Computer Equipment	515
	$ 38,428

Depreciation expense charged to operations for the year ended December 31, 2025, was $15,559.

The Leaders Group, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2025

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – *continued*

Expenditures for major renewals and improvements that extend the useful lives of property and equipment are capitalized. Expenditures for routine maintenance and repairs are charged to expense as incurred.

4.   Security Transactions and Revenue Recognition

Revenue from contracts with customers primarily includes income from sale of insurance-based products, investment company securities, and being an introducing Broker Dealer with National Financial for general securities. The recognition and measurement of revenue is based on the commission rate on individual products and securities, the transaction date and the date commissions are paid to the firm by the product sponsor. Significant judgment is required during the revenue recognition process to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The guidance under ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"), impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the guidance, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The allowance for credit losses is based on the Company's expectation of the collectability of the financial instruments carried at amortized costs, including arrangement fees and other receivables using the CECL framework. The Company's expectation is that the credit risk associated with receivable are that the client with which it conducts business with is unable to fulfill its contractual obligation. Management monitors the credit risk of clients and currently there is not a foreseeable expectation of an event or change which could result in the arrangement fee receivables being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has evaluated its outstanding accounts receivable and has provided an allowance for credit losses of $113,799 as of December 31, 2025.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if the trades had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer's securities and commodities transactions are reported on a settlement date basis with regulated compensation income and expenses reported on a trade date basis.

5.   Commission, Commission Receivable and Commission Expense

Commissions and related clearing expenses are recorded on a trade-date basis. As such, the Company records commission revenue and expense on an accrual basis. As of December 31, 2025, the allowance for credit losses was $15,900.

6.   Advertising

The Company expenses the cost of advertising and marketing when the advertising takes place or materials are produced. Advertising and marketing expense for the year ended December 31, 2025, was $19,918, included in general and administrative expenses.

The Leaders Group, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2025

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – *continued*

7.   Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts, computed using enacted tax rates, attributable to temporary differences between carrying amounts and tax bases of assets and liabilities and to carryforwards of tax deductions or credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2025, therefore no such interest or penalties were recognized during the periods presented.

The Company is no longer subject to tax examinations by federal and various state agencies for the years prior to 2022.

GAAP requires an entity to disclose any material uncertain tax positions that management believes do not meet a "more-likely-than-not" standard of being sustained under an income tax audit, and to record a liability for any such taxes including penalty and interest. Management of the Company has not identified any uncertain tax positions that require the recording of a liability or further disclosure.

8.   Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, commission receivables, clearing deposit, prepaid expense, accounts payable, commission payable and accrued liabilities, approximate fair value due to the short-term nature of these instruments.

9   Leases

The Company was a lessee in a noncancelable operating lease until September 2024. The Company signed a short-term lease through March 2025, and has not renewed the lease. All the Company's employees are remote. At December 2025 there is no longer a right-of-use ("ROU") or corresponding lease liability in the statement of financial condition.

The lease expense for the ROU asset through September 2024 was recognized on a straight-line basis over the lease term. The incremental borrowing rate used was the Treasury Bill Rate approximating the term of the operating lease.

The Leaders Group, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2025

NOTE B – SEGMENT REPORTING

The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note E), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Revenues are derived primarily from commission income. All significant operating decisions are based on consolidated results, and discrete financial information at a lower level is not regularly reviewed by the chief operating decision maker. Entity-wide disclosures about products and services, geographic areas, and major customers (if applicable) are presented in the accompanying notes.

NOTE C – COMMITMENTS AND CONTINGENCIES

Risk

On occasion throughout the year and at December 31, 2025, the Company's cash on deposit with its financial services provider exceeded the $250,000 per bank Federal Deposit Insurance Corporation insurance limit. The Company has not experienced any losses and believes it is not exposed to any significant credit risk on its cash on deposit. As of December 31, 2025, total deposits of $15,914,323 are subject to loss should the bank cease operations.

FirstBank - $11,108,315

M&T - $4,846,007

Profit Sharing Plan – 401(k) Plan

The Company sponsors a 401(k) defined-contribution plan for its employees. Under this plan, participants may elect to defer a portion of their eligible annual compensation until retirement. Participant deferrals vest immediately. Amounts deferred under this plan and Company-matching contributions are invested at the direction of the participant. The Company makes matching contributions of up to 100% of the first 3% plus 50% up to the next 2% of eligible compensation, which vest 100% immediately. The Company's matching contributions were $106,736 for the year ended December 31, 2025.

Regulatory Disputes

The Company is subject, from time to time, to various claims, lawsuits, contracts disputes and other complaints arising in the ordinary course of business. The Company routinely monitors claims such as these, and records provisions for losses when the claim becomes probable and the amount due is estimable. Although the outcome of these claims cannot be determined, the Company believes that the final resolution of these matters will not have a material adverse effect on the Company's financial condition, results of operations or liquidity. For matters that reach the threshold of probable and estimable, the Company establishes reserves for legal, regulatory and other contingent liabilities.

The Leaders Group, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2025

NOTE D – INCOME TAXES

	2025
United States	$ 9,151,467
Income before income taxes	$ 9,151,467

The components of provision for income taxes for all periods presented were as follows:

	2025
Current tax provision:	
Federal	$2,432,682
State	$180,050
Total current	$2,612,732
Deferred tax provision:	
Federal	$ -
State	$ -
Total deferred	$ -
Provision for income taxes	$2,612,732

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

For the year ended December 31, 2025, the effective tax rate approximated the federal statutory rate of 21%.

NOTE E – NET CAPITAL REQUIREMENTS

Under SEC Rule 15c-3-1(a)(2)vi, the Company is required to maintain a minimum net capital equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness, as defined, and shall not permit the ratio of aggregated indebtedness to net capital to exceed 15 to 1. As of December 31, 2025, the Company had net capital of $7,446,052, which was $6,675,945 in excess of the required net capital requirement of $770,107. The Company's aggregate indebtedness to net capital ratio was 155.14 as of December 31, 2025.

NOTE F – CHANGE IN OWNERSHIP

Simplicity Financial Marketing Holdings, Inc. purchased 100% of the stock on August 1, 2023.

During 2025, the withdrawal request was approved by FINRA and the company distributed $5,100,00 to the Parent Company.

NOTE G – SUBSEQUENT EVENTS

The preparation of the Company's financial statements and accompanying notes in conformity with accounting principles generally accepted in the United States of America, requires management of the Company to evaluate transactions and events subsequent to December 31, 2025, involving the Company. The management of the Company has evaluated the subsequent transactions and events of the Company through the date the financial statement and accompanying notes were available for issuance.